INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

June 30, 2015

DEJOUR ENERGY INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited)		June 30,	December 31,
(thousands of Canadian dollars)	Notes	2015	2014

ASSETS
Current
Cash and cash equivalents		176	1,215
Accounts receivable		4,406	605
Prepaids and deposits		68	141
Current Assets		4,650	1,961
Non-current
Deposits		291	297
Exploration and evaluation assets	4	3,318	3,107
Property and equipment	5	19,246	17,909
Total Assets		27,505	23,274

LIABILITIES
Current
Bank credit facility	7	1,562	1,955
Accounts payable and accrued liabilities		1,885	3,515
Loans from related parties	8	6,500	-
Warrant liability	9	170	755
Derivative liability	10	-	216
Current Liabilities		10,117	6,441
Non-current
Decommissioning liability	11	3,757	3,709
Financial contract liability	12	3,400	2,739
Total Liabilities		17,274	12,889
SHAREHOLDERS' EQUITY
Share capital	13	97,132	97,132
Contributed surplus		10,282	9,674
Deficit		(99,714)	(98,042)
Accumulated other comprehensive income (loss)		2,531	1,621
Total Shareholders' Equity		10,231	10,385
Total Liabilities and Shareholders' Equity		27,505	23,274

Approved on behalf of the Board:
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)		Three months ended June 30		Six months ended June 30
(thousands of Canadian dollars, except per share amounts)	Notes	2015	2014	2015	2014
		$	$	$	$
REVENUES
Gross revenues		2,152	2,597	3,622	5,382
Royalties		(384)	(442)	(577)	(953)
Total Revenues, net of royalties	17	1,768	2,155	3,045	4,429

EXPENSES
Operating and transportation		706	1,404	1,758	2,381
General and administrative		516	778	1,201	1,616
Financing expenses		220	440	400	881
Stock based compensation		360	434	608	521
Foreign exchange loss (gain)		(66)	(248)	109	27
Loss on settlement of loan facility		-	388	-	388
Loss on disposal of E&E assets		-	389	-	389
(Gain) loss on disposal of property and equipment		6	(1,935)	6	(1,935)
Amortization, depletion and impairment losses	6	572	692	1,242	1,430
Change in fair value of warrant liability	9	(106)	(594)	(585)	704
Change in fair value of derivative liability	10	(36)	(312)	(216)	296
Loss on financial contract liability	12	100	-	196	-
Total Expenses		2,272	1,436	4,719	6,698

Income (loss) before other items		(504)	719	(1,674)	(2,269)
Other income		1	11	2	17

Income (loss) for the period		(503)	730	(1,672)	(2,252)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(183)	(481)	910	164

Comprehensive income (loss)		(686)	249	(762)	(2,088)

Income (loss) per common share - basic and diluted	15	(0.00)	0.00	(0.01)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.	2

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)	Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
		$	$	$	$	$
Balance as at January 1, 2015	182,402,139	97,132	9,674	(98,042)	1,621	10,385
Stock-based compensation			608			608
Loss				(1,672)		(1,672)
Foreign currency translation adjustment					910	910
Balance as at June 30, 2015	182,402,139	97,132	10,282	(99,714)	2,531	10,231

Balance as at January 1, 2014	148,916,374	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs	7,000,000	685				685
Issue of shares on exercise of options	8,373,750	1,630				1,630
Contributed surplus reallocated on exercise of options		576	(576)			-
Stock-based compensation			521			521
Loss				(2,252)		(2,252)
Foreign currency translation adjustment					164	164
Balance as at June 30, 2014	164,290,124	93,165	9,095	(93,091)	678	9,847

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended June 30		Six months ended June 30
(thousands of Canadian dollars)	Notes	2015	2014	2015	2014

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		(503)	730	(1,672)	(2,252)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		572	692	1,242	1,430
Stock based compensation		360	434	608	521
Non-cash financing expenses		140	406	279	805
Non-cash foreign exchange on financial contract liability		(43)	(228)	211	14
Loss on settlement of loan facility		-	388	-	388
Loss on disposal of E&E assets		-	389	-	389
(Gain) loss on disposal of property and equipment		6	(1,935)	6	(1,935)
Change in fair value of derivative liability		(36)	(312)	(216)	296
Change in fair value of warrant liability		(106)	(594)	(585)	704
Amortization of deferred leasehold inducement		-	(2)	-	(5)
Loss on financial contract liability		100	-	196	-
Cash flows from (used in) operations		490	(32)	69	355
Changes in operating working capital	15	(195)	(450)	27	(300)
Total Cash Flows from (used in) Operating Activities		295	(482)	96	55
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		11	(27)	5	(32)
E&E expenditures		13	(53)	(21)	(84)
Additions to property and equipment		(585)	(451)	(1,840)	(1,256)
Proceeds from sale of E&E assets		-	412	-	412
Proceeds from sale of property and equipment		-	4,136	-	4,136
Changes in investing working capital	15	(4,108)	218	(5,387)	(369)
Total Cash Flows from (used in) Investing Activities		(4,669)	4,235	(7,243)	2,807
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facility		(312)	(451)	(392)	(340)
Advance (repayment) of loans from related parties		4,500	-	6,500	-
Advance (repayment) of loan facility		-	(3,699)	-	(3,820)
Advance (repayment) of financial contract liability		-	(295)	-	(658)
Shares issued on exercise of warrants and options		-	655	-	1,630
Shares issued for cash, net of share issue costs		-	-	-	685
Changes in financing working capital	15	-	(10)	-	48
Total Cash Flows from (used in) Financing Activities		4,188	(3,800)	6,108	(2,455)

CHANGE IN CASH AND CASH EQUIVALENTS		(186)	(47)	(1,039)	407
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		362	959	1,215	505

CASH AND CASH EQUIVALENTS, END OF PERIOD		176	912	176	912

The accompanying notes are an integral part of these consolidated financial statements.	4

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These interim condensed consolidated financial statements were authorized and approved for issuance by the Audit Committee on August 10, 2015.

NOTE 2 – BASIS OF PRESENTATION

(a)    Basis of presentation

The interim condensed consolidated financial statements for the six months period ended June 30, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2014.

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $5.5 million, which includes a Credit Facility in DEAL of $1.6 million and loans from related parties of $6.5 million with repayment due in September 2015, and accumulated deficit of $99.7 million. Excluding the non-cash warrant liability of $0.2 million, the adjusted working capital deficiency was $5.3 million.

On November 24, 2014 and amended on March 16, 2015 and July 6, 2015, the Company renewed the Credit Facility with its Bank for a maximum of $1.7 million. Monthly principal payments of $100,000 are due and payable on July 28, 2015 and commencing on the 28th of each month thereafter. As at June 30, 2015, DEAL was in default of its working capital ratio covenant with a 0.97 to 1 ratio.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital in 2015 to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c)    Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial liabilities that are measured at fair value, as explained in the accounting policies in the Company’s annual consolidated financial statements.

(d)    Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 to the Company’s annual consolidated financial statements.

(e)    Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are described in the Company’s annual consolidated financial statements.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Interests	Interests	Total
	$	$	$
Cost:
Balance at January 1, 2014	70	18,298	18,368
Additions	4	116	120
Change in decommissioning provision	192	-	192
Disposals	-	(3,758)	(3,758)
Foreign currency translation and other	-	1,192	1,192
Balance at December 31, 2014	266	15,848	16,114
Additions	2	20	22
Change in decommissioning provision	1	-	1
Foreign currency translation and other	-	1,202	1,202
Balance at June 30, 2015	269	17,070	17,339

	Canadian Oil	United States
	and Gas	Oil and Gas
	Interests	Interests	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2014	-	(15,087)	(15,087)
Impairment losses	-	(88)	(88)
Disposals	-	3,028	3,028
Foreign currency translation and other	-	(860)	(860)
Balance at December 31, 2014	-	(13,007)	(13,007)
Impairment losses (Note 6)	-	(30)	(30)
Foreign currency translation and other	-	(984)	(984)
Balance at June 30, 2015	-	(14,021)	(14,021)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Interests	Interests	Total
	$	$	$
Carrying amounts:
At December 31, 2014	266	2,841	3,107
At June 30, 2015	269	3,049	3,318

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

During the six months ended June 30, 2015, the Company capitalized $45,000 (June 30, 2014 – $48,000) of general and administrative costs related to its US oil and gas interests.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – EXPLORATION AND EVALUATION (“E&E”)

ASSETS (continued)

The Company determined that there were no indicators of impairment for its Canadian oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at June 30, 2015.

NOTE 5 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2014	24,550	14,279	325	39,154
Additions	6,898	250	13	7,161
Change in decommissioning provision	733	81	-	814
Disposals	-	(5,493)	(121)	(5,614)
Foreign currency translation and other	-	853	2	855
Balance at December 31, 2014	32,181	9,970	219	42,370
Additions	916	927	-	1,843
Change in decommissioning provision	1	9	-	10
Disposals	-	-	(38)	(38)
Foreign currency translation and other	-	785	(4)	781
Balance at June 30, 2015	33,098	11,691	177	44,966

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2014	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion	(2,447)	(402)	(18)	(2,867)
Impairment losses	(3,560)	-	-	(3,560)
Disposals	-	705	108	813
Foreign currency translation and other	-	(78)	(1)	(79)
Balance at December 31, 2014	(23,340)	(932)	(189)	(24,461)
Amortization and depletion (Note 6)	(1,186)	(22)	(4)	(1,212)
Disposals	-	-	33	33
Foreign currency translation and other	-	(84)	5	(79)
Balance at June 30, 2015	(24,526)	(1,038)	(155)	(25,719)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2014	8,841	9,038	30	17,909
At June 30, 2015	8,572	10,653	21	19,246

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – PROPERTY AND EQUIPMENT (continued)

During the six months ended June 30, 2015, the Company capitalized $71,000 (June 30, 2014 – $31,000) of general and administrative costs related to its Canadian oil and gas interests.

During the six months ended June 30, 2015, the Company capitalized $24,000 (June 30, 2014 – $181,000) of general and administrative costs related to its US oil and gas interests.

NOTE 6 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Six months ended June 30
	2015	2014
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 4)	30	69

Property and Equipment (D & P assets)
Amortization and depletion (Note 5)	1,212	1,361
	1,242	1,430

NOTE 7 – BANK CREDIT FACILITY

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with the Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, DEAL renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month, each through November 1, 2014. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. Further, on November 24, 2014 and amended on March 16, 2015 and July 6, 2015, DEAL renewed the Credit Facility with its Bank for a maximum of $1.7 million. Monthly principal payments of $100,000 are due and payable on July 28, 2015 and commencing on the 28th of each month thereafter.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at June 30, 2015, DEAL was in default of its working capital ratio covenant with a 0.97 to 1 ratio.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – LOANS FROM RELATED PARTIES

(a)    Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015 and June 22, 2015, the Company issued a promissory note for up to $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA, and bears interest at the Canadian prime rate plus 5% per annum. The principal and interest are repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. Upon an event of default, all the indebtedness under the promissory note becomes due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at June 30, 2015, the maximum $4.5 million had been advanced to the Company.

(b)    Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, the Company issued a promissory note for up to $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 8(a)). The promissory note is secured by all assets of Dejour USA, and bears interest at the Canadian prime rate plus 5% per annum. The principal and interest are repayable on or before September 30, 2015. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at June 30, 2015, the maximum $2.0 million had been advanced to the Company.

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$

Balance at January 1, 2014	21,297,729	324
Granted, investor warrants	6,000,000	355
Warrants expired	(7,700,000)	(2)
Change in fair value	-	78
Balance at December 31, 2014	19,597,729	755
Change in fair value	-	(585)
Balance at June 30, 2015	19,597,729	170

NOTE 10 – DERIVATIVE LIABILITY

An embedded derivative liability in the amount of $Nil related to 6,591,667 incentive share purchase warrants attached to the original $3.5 million loan facility (repaid in full on June 30, 2014) remains outstanding at June 30, 2015. The warrants expired on July 22, 2015.

The derivative liability is carried at fair value through profit and loss and the instrument is re-measured at each reporting date using an option pricing model. For the six months ended June 30, 2015, the Company recorded an unrealized gain on the derivative liability of $216,000 (six months ended June 30, 2014 - $296,000 loss). The following key inputs to obtain the valuation:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – DERIVATIVE LIABILITY (continued)

As at	June 30, 2015	December 31, 2014
Exercise price	$0.24	$0.24
Share price	$0.17	$0.21
Expected volatility	23%	69%
Expected life	0.1 year	0.6 year
Dividends	0.0%	0.0%
Risk-free interest rate	0.5%	1.0%

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2014	1,092	120	1,212
Change in estimated future cash flows	370	6	376
Additions	2,076	76	2,152
Disposals	-	(104)	(104)
Actual costs incurred and other	-	11	11
Unwinding of discount	59	3	62
Balance at December 31, 2014	3,597	112	3,709
Change in estimated future cash flows	5	1	6
Additions	-	7	7
Actual costs incurred and other	-	8	8
Unwinding of discount	25	2	27
Balance at June 30, 2015	3,627	130	3,757

(1) relates to property and equipment (note 5)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at June 30, 2015:
Discount rate	1.57%	2.38%
Inflation rate	2.00%	2.00%

As at December 31, 2014:
Discount rate	1.71%	2.20%
Inflation rate	2.00%	2.00%

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($6,393,000), net of the present value of the residual reserves ($2,993,000), or $3,400,000, as follows:

$
Balance at January 1, 2014 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739
Accretion expense (US$204)	255
Foreign exchange loss	209
3,203
Add: Adjustment to financial contract liability (US$157)	197
Balance at June 30, 2015 (US$2,722)	3,400

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$ of shares
Balance at January 1, 2014	148,916,374	90,274
Issue of shares on exercise of warrants and options	10,885,765	2,232
Derivative liability reallocated on exercise of warrants	-	70
Contributed surplus reallocated on exercise of options	-	746
Shares issued via acquisition of property, net of issuance costs	9,600,000	1,890
Shares issued via private placement, net of issuance costs	13,000,000	1,920
Balance at December 31, 2014 and June 30, 2015	182,402,139	97,132

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a) Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2014	10,622,501	0.20
Options granted	16,989,006	0.25
Options exercised (Note 13)	(10,185,765)	0.20
Options forfeited	(2,554,141)	0.20
Options expired	(170,000)	0.20
Balance at December 31, 2014	14,701,601	0.25
Options granted	3,400,000	0.16
Options forfeited	(39,312)	0.26
Balance at June 30, 2015	18,062,289	0.24

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

Details of the outstanding and exercisable stock options as at June 30, 2015 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)

$0.16	3,400,000	0.16	1.75	3,400,000	0.16	1.75
$0.18	56,250	0.18	0.76	56,250	0.18	0.76
$0.20	2,981,250	0.20	3.36	2,062,500	0.20	3.26
$0.25	300,000	0.25	2.34	118,750	0.25	2.32
$0.26	8,262,588	0.26	1.78	4,721,483	0.26	1.78
$0.29	3,062,201	0.29	2.13	1,531,106	0.29	2.13
	18,062,289	0.24	2.10	11,890,089	0.22	2.07

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the six months ended June 30	2015	2014

Fair value at grant date	$0.05	$0.11

Exercise price	$0.16	$0.24
Share price	$0.16	$0.24
Expected volatility	76.92%	83.36%
Expected option life	1.12 years	2.27 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.49%	1.10%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 5.34% (2014 – 6.03%) is used when recording stock based compensation.

(b) Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2014	36,344,303	0.40
Warrants granted	6,000,000	0.41
Warrants exercised	(700,000)	0.24
Warrants expired	(11,812,051)	0.49
Balance at December 31, 2014 and June 30, 2015	29,832,252	0.42

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b) Share Purchase Warrants (continued)

Details of the outstanding and exercisable warrants as at June 30, 2015 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)

$0.24	6,591,667	0.24	0.06	6,591,667	0.24	0.06
$0.40	3,642,856	0.40	0.38	3,642,856	0.40	0.38
$0.35 US	6,000,000	0.44	0.50	6,000,000	0.44	0.50
$0.40 US	13,597,729	0.50	1.93	13,597,729	0.50	1.93
	29,832,252	0.42	1.04	29,832,252	0.42	1.04

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

NOTE 15 – SUPPLEMENTAL INFORMATION

(a) Changes in working capital consisted of the following:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
			$	$
Changes in working capital:
Accounts receivable	(3,724)	(465)	(3,801)	(512)
Prepaids and deposits	(4)	35	73	8
Accounts payable and accrued liabilities	(575)	188	(1,632)	(117)
	(4,303)	(242)	(5,360)	(621)

Comprised of:
Operating activities	(195)	(450)	27	(300)
Investing activities	(4,108)	218	(5,387)	(369)
Financing activities	-	(10)	-	48
	(4,303)	(242)	(5,360)	(621)

Other cash flow information:
Cash paid for interest	80	166	112	328
Income taxes paid	-	-	-	-

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – SUPPLEMENTAL INFORMATION (continued)

(b) Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Weighted average common shares outstanding
Basic	182,402,139	163,839,121	182,402,139	159,681,678
Diluted	182,402,139	209,607,328	182,402,139	159,681,678

NOTE 16 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2015 and 2014, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $238,000 (2014 - $444,000) and non-cash stock-based compensation expense of $385,000 (2014 - $352,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at June 30, 2015 is $200,000 (December 31, 2014 - $200,000) owing to the two officers of the Company. The repayment is subject to the availability of cash after all other key obligations of the Company are met.

(b)	Included in interest and other income is $Nil (2014 - $10,000) received from the companies controlled by officers of the Company for rental income.

(c)

Included in financing expenses is $64,000 (2014 - $Nil) paid to the companies controlled by or associated with the CEO of the Company for the interest expenses related to the loans from related parties (note 8).

NOTE 17 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 17 – OPERATING SEGMENTS (continued)

	Canada		United States		Total
	2015	2014	2015	2014	2015	2014
	$	$	$	$	$	$
Three months ended June 30
Revenues	1,747	1,514	21	641	1,768	2,155
Segmented income (loss)	(242)	(635)	(261)	1,365	(503)	730
Amortization, depletion and impairment losses	557	455	15	237	572	692
Interest expense	80	298	126	125	206	423
Capital expenditures	197	271	379	150	576	421

Six months ended June 30
Revenues	2,982	2,920	63	1,509	3,045	4,429
Segmented income (loss)	(790)	(3,337)	(882)	1,085	(1,672)	(2,252)
Amortization, depletion and impairment losses	1,189	994	53	436	1,242	1,430
Interest expense	112	592	253	256	365	848
Capital expenditures	918	2,480	947	305	1,865	2,785

NOTE 18 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.